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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 1)
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                        MONEYGRAM PAYMENT SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           7401 WEST MANSFIELD AVENUE
                            LAKEWOOD, COLORADO 80235
                                 (303) 716-6800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

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                                WITH A COPY TO:

                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated April 10, 1998 (the "Schedule 14D-9"), relating to the offer by Pine Valley Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Viad Corp (the "Parent"), to purchase all of the Company's issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of MoneyGram Payment Systems, Inc. (the "Company") at a price of $17.00 per Share, net to the seller in cash.


     Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the aforementioned Schedule 14D-9.


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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED



     Item 8 is hereby amended and supplemented to add the following:



CERTAIN LITIGATION



     On April 15, 1998, Taam Associates, Inc. and Harbor Finance Partners (collectively, the "Plaintiffs") filed and served an Amended Class Action Complaint for Civil Actions Nos. 16305-NC and 16306-NC restating the allegations in the original Complaints, filed on April 6, 1998, and alleging, among other things, that the omission of certain information relating to the Company's first quarter 1998 earnings and financial information relied upon by Morgan Stanley in rendering its fairness opinion violated the directors' fiduciary duties to the Company's stockholders.



     In addition, on April 15, 1998, the Plaintiffs filed a Motion for a Preliminary Injunction seeking an order enjoining the defendants from proceeding with and consummation or otherwise closing the Offer, and requiring the Defendants to supplement the materials furnished to the Company's stockholders by disclosing all allegedly material facts and correcting the alleged omissions described in the Amended Class Action Complaint. On that same day, the Plaintiffs also filed a Motion for Expedited Proceedings requesting that the Court hear the Motion for a Preliminary Injunction prior to May 8, 1998, the consummation date for the Offer.



     Attached hereto as Exhibits 12, 13 and 14, respectively, and incorporated herein by reference, are copies of the Amended Class Action Complaint, the Motion for Preliminary Injunction and the Motion for Expedited Proceedings.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


     Item 9 is hereby amended and supplemented to add the following:



 Exhibit 12   Amended Class Action Complaint filed in Taam Associates Inc.
              v. Calvano et. al., C.A. No. 16305-NC and Harbor Finance
              Partners v. Calvano et. al., C.A. No. 16306-NC, Court of
              Chancery of the State of Delaware and for New Castle County,
              April 14, 1998.
 Exhibit 13   Motion for Preliminary Injunction filed in Taam Associates
              Inc. v. Calvano et. al., C.A. No. 16305-NC and Harbor
              Finance Partners v. Calvano et. al., C.A. No. 16306-NC,
              Court of Chancery of the State of Delaware and for New
              Castle County, April 14, 1998.
 Exhibit 14   Motion for Expedited Proceedings filed in Taam Associates
              Inc. v. Calvano et. al., C.A. No. 16305-NC and Harbor
              Finance Partners v. Calvano et. al., C.A. No. 16306-NC,
              Court of Chancery of the State of Delaware and for New
              Castle County, April 14, 1998.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MoneyGram Payment Systems, Inc.

                                          By: /s/ ANDREA M. KENYON
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                                            Name: Andrea M. Kenyon
                                            Title: General Counsel and Secretary

Dated: April 17, 1998

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